Via FAX
1-202-772-9218

January 13, 2006

Mail Stop 6010

Mr. David Burton
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -0408

Re:	Viking Systems, Inc.
Form 8-K/A
SEC File Number 0-49636

Dear Mr. Burton:

I am in receipt of your letter dated January 5, 2006 (“Your Letter”) regarding Viking System, Inc.’s Form 8-K that was filed January 4, 2006. We are filing this letter via EDGAR as well as sending it to you via fax. We respond to your comments as follows:

1. We will file on Tuesday January 17, 2006 via the Edgar filing system a Form 8-K/A responding to comment 1 of Your Letter.

2. Set forth below is a description of the each of the reportable events, all of which were in connection with the audit for the year ended 2004, and the Company’s response thereto:

From the Letter dated March 31, 2005

Material Weaknesses

Observation.“Company improperly recognized revenue on sales of products before installation had been completed. This resulted in a material change to the loss applicable to common shareholders”

David Burton
Securities and Exchange Commission
January 13, 2006

Response. The Company originally recognized shipments to its customer, Scottsdale Healthcare in accordance with the revenue recognition policy that had been in place for more than five years (for eights months as Viking and for four years prior to that as Vista Medical Technologies, Inc (“Vista Medical”). On an Audit Committee Conference Call in late February, 2005 the Audit Committee discussed with management and Tanner LC if the Company should change its revenue recognition policy. All agreed that it was important to implement the most conservative accounting policy regarding revenue recognition and that the Company adopt a new policy with the following new provisions:

“If installation is included as part of the contract, revenue is not recognized until installation has occurred, or until any remaining installation obligation is deemed to be perfunctory. Some sales of systems may include training as part of the sale. In such cases, the portion of the revenue related to the training, calculated based on the amount that would be charged for training on a stand-alone basis, is deferred and recognized when the training has been provided. The sales of products do not require specific customer acceptance provisions and do not include the right of return except in cases where the product does not function as guaranteed by the Company.”

It was agreed to apply it retroactively to the December 2004 financial statements. As a result, the revenue from two systems shipped in December was reversed and the revenue from those shipments was recognized in January and March 2005, respectively, when the installations were completed. The “Material Change to the loss” is $50,846. The new loss for 2004 was $1,984,728 and the cumulative loss as of December 31, 2004 is $2,315,421. This adjustment was made prior to publishing the 10-KSB, therefore, no restatement was required.

Observation.“The statement of cash flows prepared by the Company did not correctly report the acquisition of the Vista Medical Assets, various equity transactions, or the prior year amounts.

Response. This observation was the result of the Company grouping the transactions together, instead of listing each one on a separate line on the statement of cash flows. The Company had also produced the statement without adding the prior year numbers. The adjustment was made during fieldwork and was prior to filing the 10-KSB, therefore, no restatement was required.

Observation. “The financial statements lacked adequate disclosure relating to equity transactions, purchase of Vista Medical Assets, income taxes, short-term bank borrowings, related party convertible notes payable, and operating leases.

David Burton
Securities and Exchange Commission
January 13, 2006

Response. This observation was a result of the Company not putting enough information in the footnotes to the financial statements. Additional disclosure was added prior to the filing of the 10-KSB, therefore, no restatement was required.

Significant Deficiencies

Observation. “During the audit we noted that the CEO of the Company did not receive approval for approximately $75,000 in expense reimbursements and that these checks were prepared and signed by the CEO”

Response. These reimbursements occurred prior to and during the initial integration of the purchase of the Vista Medical assets. These assets included the accounting systems and personnel that became the Company’s systems and personnel post acquisition, including the Company’s current CFO. During this period of initial organization, the CEO was the only employee of the Company and the Company operated from the CEO’s home office. These expenses were reviewed and approved, although after the checks had been issued. By the time of the audit, the Company had already installed safeguards to prevent this from happening and there has been no other occurrence.

Observation. “Because of the small number of employees, there is a general lack of segregation of duties in the accounting functions. Good segregation of duties policy dictates that not one employee should have access to both physical assets, authorization to initiate a transaction, and access to related accounting records.

Response. The Company’s accounting function includes a CFO and an accounting specialist and measures have been taken to safeguard the Company assets. For example, a lockbox for all deposits is utilized and all checks are sent to that address. Outgoing wire transfers require one person to initiate the wire and a second person to approve the wire before the bank will transact. The accounting specialist has the ability to issue checks, but does not have signature authority. The Company continues to take measures to make sure the assets of the Company are being safeguarded.

From the Letter dated November 14, 2005

Material Weakness

David Burton
Securities and Exchange Commission
January 13, 2006

Observation. “In connection with the convertible notes issued during the quarter ended March 31, 2005, we noted that the company had incorrectly recorded the beneficial conversion feature according to EITF 98-5 which has been modified by EITF 00-27. EITF 98-5 required immediate recognition of interest expense for the beneficial conversion feature if the notes were immediately convertible, whereas EITF 00-27 requires the interest expense from the beneficial conversion feature to be recognized over the life of the note. The Company has adjusted its financial statements for this error and filed amended Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005.”

Response. In March 2005 the Company had originally amortized the beneficial conversion feature over the life of the notes; however, Tanner LC insisted at that time, that the Company expense the beneficial conversion feature immediately as the notes were immediately convertible. In November 2005 Tanner LC informed the Company that they had recorded the beneficial conversion feature incorrectly as EITF 00-27 supersedes EITF 98-5 and the beneficial conversion should be recognized over the life of the note as the Company had initially accounted for such transaction in March 2005. As a result of this change the Company restated its 10-QSBs filed for the periods ended March 31, 2005 and June 30, 2005. In the period ended March 31, 2005 the loss was reported as $2,848,578 or $(0.09) per share and is now restated as a loss of $990,110 or $(0.03) per share. In the period ended June 30, 2005 the loss was reported as $1,268,970 or $(0.04) per share and is restated as a loss of $1,750,219 or $(0.06) per share. The six month year to date loss was reported as $4,117,548 or $(0.13) per share and is restated as a loss of $2,740,331 or $(0.09) per share.

3. Attached is a schedule of the audit adjustments made during the 2004 annual audit with explanations for each adjustment. These include the adjustments where applicable that relate to the reportable events, material weaknesses and significant deficiencies discussed above.

4. There have been no disagreements with Viking’s former accountants. Attached hereto are copies of all written communication to and from the former accountants regarding any reportable events, including two letters dated March 31, 2005 and one dated November 14, 2005.

5. The amended Form 8-K/A includes an updated Exhibit 16 Letter from Viking’s former accountants.

In connection with our response to Your Letter, our filings and the information provided herein, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

David Burton
Securities and Exchange Commission
January 13, 2006

2. SEC staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact me. I appreciate your help in this matter.

Sincerely,

Viking Systems, Inc.

/s/ Thomas B. Marsh, CEO

SCHEDULE OF ADJUSTMENT ENTRIES FOR SEC RESPONSE DATED JANUARY 12, 2006

12/31/2004
AJE Report Viking Systems, Inc.

Account	Description	Debit	Credit

Adjusting Journal Entries
Debit balance in a/p which is a deposit for an item
shipped in January

	16540000	Deposit - General	48,434.00
	3030000	Accounts Payable Trade		48434.00
Total			48,434.00	48,434.00	Balance Sheet only - No impact on Net Loss
Adjusting Journal Entries
Adjust fixed assetsto write-off fully depreciated and
amortized assets.

	21050000	Amortization of LI.	27,885.42
	21100000	Accum Depr-Mach & Equip	456,243.74
	21200000	Accum Depr-Furn & Fix	184,909.39
	21309090	Accum Depr-Computer Equip	235,594.19
	21400000	Accum Depr-Market Demo Equip	163,444.24
	21500000	Accum Depr-Tet Equipment	152,817.30
	21600000	Accum Depr - Tooling	390,436.13
	20050000	Leasehold Improvements		27,885.42
	20109000	Machinery & Equipment		456,243.74
	20209000	Furniture & Fixtures		184,909.39
	20309090	Computer Equipment		235,594.19
	20400000	Marketing Demo Equip		163,44424
	20500090	Test Equipment		152,817.30
	20600000	Tooling		398,436.13
Total			1,619,330.41	1,619,330.41	Balance Sheet only. No impact on Net Loss
Adjusting Journal Entries
Adjustment to write-off completely amortized intangible
assets.

	28620000	Amortiz-Zoom Endoscope	14,126.84
	28630000	Amortiz-Parasitic Endoscope	14,366.28
	28650000	Amortiz-Cleanable Endoscope	28,732.56
	28660000	Amortiz-Electronic Endoscope	71,831.42
	28670000	Amortiz-Asymetry Endoscope	71,831.42
	28680000	Amortiz-Deployed Endoscope	28,732.56
	28520000	Patent-Zoom Endoscope		14,126.84
	28530000	Patent-Parasitic Endoscope		14,366.28
	28550000	Patent-Cleanable Endoscope		28,732.56
	28560000	Patent-Electronic Endoscope		71,831.42
	28570000	Patent-Asymmetry Endoscope		71,831.42
	28580000	Patent-Deployed Endoscope		28,732.56
Total			229,621.08	229,621.08	Balance Sheet only. No impact on Net Loss

Account	Description	Debit	Credit

Adjusting Journal Entries
To write off non-refundable deposits made on the
anticipated purchase of Lighthouse. Purchase was
abandoned.

	73419008	Acquisition Consultants	75,000.00
	16250000	Prepaid Acquisition Expenses		75,000.00
Total			75,900.90	75,900.00	Increased Net Lost by $75,000

Adjusting Journal Entries
Adjust note payable to Tucker to remove the accrued
interest which had been added to the note.

	30250000	Notes Payable	4,959.00
	33000000	Accrued Misc liabilities		4,959.00
Total			4,959.00	4,959.00	Balance Sheet only. No impact on Net Loss
Adjusting Journal Entries
Adjust revenue and associated cost of goods sold for
early recognition.

	13800000	Finished Goods	108,304.00
	51409000	Sales-HMD Systems	159,150.00
	33150000	Deferred Revenue Payments		159,150.00
	61409000	COS-HMD Systems		108,304.00
Total			267,454.90	267,454.00	Increased Net loss by $50,846

All adjustments were for fiscal year 2004 and no effect on prior years.

TANNER LC
THE CRITICAL KNOWLEDGE SOURCE

BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

March 31, 2005

To the Audit Committee of the Board of Directors and Management
of Viking Systems, Inc.

In planning and performing our audit of the combined consolidated financial statements of Viking Systems, Inc., (the Company) for the year ended December 31, 2004, we considered the Company’s internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls. However, we noted the following matters that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal controls that, in our judgment, could adversely affect the Company’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The Public Company Accounting Oversight Board has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that e material misstatement of the annual or interim financial statements will not be prevented or detected.” The items are as follows:

Material Weaknesses
Observation

We noted that the Company improperly recognized revenue on sales of products before installation had been completed. This resulted in a material change to the loss applicable to common shareholders.

Observation

We noted that the statement of cash flows prepared by the Company did not correctly report the acquisition of the Vista Medical assets, various equity transactions, or the prior year amounts.

Observation

We noted that the financial statements lacked adequate disclosure relating to equity transactions, purchase of Vista Medical assets, income taxes, short-term bank borrowings, related party convertible notes payable, and operating leases.

Recommendation

We recommend that the Company undertake measures to ensure that all transactions are recognized and properly recorded and all disclosures are made in accordance with U.S. Generally Accepted Accounting Principles. Additionally, the Company needs to establish the necessary procedures to assure compliance with standards promulgated by all regulatory bodies and include all information required by Form 10-KSB. Specifically, we suggest the use of a disclosure checklist similar to those used by public accounting firms to insure that all necessary disclosures have been included in the financial statements.

Significant Deficiencies
Observation

During the audit, we noted that the CEO of the Company did not receive approval for approximately $75,000 in expense reimbursements and that these reimbursement checks were prepared and signed by the CEO.

Recommendation

We recommend that the board of directors take steps to ensure that approval is being obtained for all expense reimbursements and that procedures are in place to prevent individuals from signing their own reimbursement check.

Observation

Because of the small number of employees, there is a general lack of segregation of duties in the accounting functions. Good segregation of duties policy dictates that no one employee should have access to both physical assets, authorization to initiate a transaction, and access to the related accounting records.

Recommendation

We recommend that the board of directors work with management to establish procedures to facilitate the segregation of duties necessary to safe-guard the assets of the Company.

We have already discussed these comments with the Audit Committee and the Management of the Company, and we will be pleased to discuss them in further detail.

Sincerely,

Tanner LC

By: /s/ Mark Erickson/Partner

TANNER LC
THE CRITICAL KNOWLEDGE SOURCE

BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

March 31, 2005

To the Audit Committee

Viking Systems Inc.
Salt Lake City, UT 84104

This letter is intended to inform the Audit Committee of the Board of Directors of Viking Systems, Inc. about significant matters related to the conduct of the annual audit so that it can appropriately discharge its oversight responsibilities.

In addition to our audit report on the Company’s financial statements, we have provided under separate cover a letter, dated January 28, 2005, concerning significant deficiencies and material weaknesses in internal control that we noted during our audit of the Company’s financial statements for the year ended December 31, 2004.

The following summarizes various matters which must be communicated to you under the standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

THE AUDITOR’S RESPONSIBILITY UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

Our audit of the financial statements of Viking Systems, Inc. as of and for the year ended December 31, 2004, was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error, fraudulent financial reporting or misappropriation of assets. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute, assurance about the financial statements. We believe that our audit accomplished that objective.

MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the preparation of financial statements and are based upon management’s current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. Estimates significant to the financial statements include the fair values of the stock options, the recoverability of deferred tax assets and the estimated useful lives of fixed assets and intangible assets. The Audit Committee may wish to monitor throughout the year the process used to compute and record these accounting estimates.

Following is management’s process used in forming particularly sensitive accounting estimates and our conclusion regarding the reasonableness of those estimates.

To value stock options, management obtains a risk free rate from the Federal Reserve based on the life of the equity instrument, the volatility from historical stock prices through the date of grant, and the expected lives of the instruments from the grant date through expiration. The Black-Scholes option pricing model then uses these variables to calculate the fair value. The recoverability of deferred tax assets is based on estimate of recent historical operations. Because the Company has not generated taxable income, management has determined that it is more likely than not that the deferred tax assets will not be recovered. Therefore, the Company has recorded a valuation allowance for the full amount of the deferred tax asset. Estimated useful lives of fixed assets are based on managements experience and the lives used by other company’s for comparable assets.

AUDIT ADJUSTMENTS

There were six audit adjustments made to the original trial balance presented to us to begin our audit. The first adjustment was to reclassify a deposit that was made on goods shipped in January. The second adjustment was to write off fully depreciated fixed assets. The third adjustment was to write off fully depreciated intangible assets. The fourth adjustment was to write off capitalized acquisition costs relating to the Lighthouse acquisition. The fifth adjustment was to reclassify accrued interest from a note payable. The sixth adjustment was to adjust revenue and cost of goods sold for product shipped that did not meet the revenue recognition criteria. In our judgment, the only adjustments that had a significant impact on the Company’s financial reporting process were the fourth and the sixth adjustments described above.

UNCORRECTED MISSTATEMENTS

We also accumulated five uncorrected misstatements that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. These uncorrected misstatements are summarized in the accompanying schedule.

ACCOUNTING POLICIES AND ALTERNATIVE TREATMENTS

Adoption of, or Change in, Accounting Policies

Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. The Company did not adopt any significant new accounting policies nor have there been any changes in exiting significant accounting policies during the current year which should be brought to your attention for approval.

Significant or Unusual Transactions

We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

The primary responsibility for establishing the Company’s critical accounting policies and practices rests with management. Following is a description of the Company’s critical accounting policies and practices, together with our assessment of management’s disclosures regarding such policies and practices.

Revenue Recognition. The accounting policy for revenue recognition is considered significant because of the impact the policy has on the financial statements.

The Company earns revenue through the sale of medical devices.

Revenue from the sale of products is recognized when a purchase order has been received, the products have been shipped, the selling price is fixed or determinable, and collection is reasonably assured. Most of the Company’s sales through December 31, 2004 have been for products that did not include installation services. If installation is included as part of the contract, revenue is not recognized until installation has occurred, or until any remaining installation obligation is deemed to be perfunctory. Some sales of systems may include training as part of the sale, In such cases, the portion of the revenue related to the training, calculated based on the amount that would be charged for training on a stand-alone basis, is deferred and recognized when the training has been provided.

Deferred Income Taxes. The accounting policy for deferred income taxes is considered significant due to the amount of deferred tax assets available.

Deferred income tax assets and liabilities are recorded when there is a difference between financial reporting and tax treatment of financial transactions. The Company has recorded a valuation allowance to offset the entire net deferred tax assets as of December 31, 2004 because management has determined that it is more likely than not that these assets will not be recovered. The valuation allowance was recorded due to the losses incurred through December 31, 2004 and the uncertainties regarding the future taxable income and recoverability of such deferred tax assets. The Company will continue to evaluate the estimated recoverability of deferred tax assets.

Stock Based Compensation. The accounting policy for stock based compensation is considered significant because material amounts of stock based compensation was recorded during 2004.

The Company accounts for stock options granted to employees under the recognition and measurement principles of AFB Opinion no. 25, “Accounting for Stock Issued to Employees, and related Interpretations”, and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”. As noted in the Recent Accounting Pronouncements section .of the Company’s Form 1 0-KSB, the FASB recently issued SFAS No. 123(R). This new pronouncement will require the Company to record compensation expense equal to the fair value of stock options granted to employees, beginning in the first quarter of 2006. The Company anticipates valuing such stock options using the Black Scholes option pricing model.

Stock options and warrants granted to non-employees for services are accounted for in accordance with SFAS No. 123, which requires expense recognition based on the fair value of the options/warrants granted. The Company calculates the fair value of options and warrants granted by using the Black-Scholes option pricing model.

We believe management’s disclosures regarding such policies and practices are adequate.

Alternative Treatments Discussed with Management

We did not discuss with management any alternative treatments within generally accepted accounting principles for accounting policies and practices related to material items during the current audit year.

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED FINANCIAL STATEMENTS

Our responsibility for other information in documents containing the Company’s financial statements and our auditor’s report does not extend beyond the financial information referred to in our auditor’s report. However, we read the Company’s Form 10-KSB and annual report to shareholders for consistency with information in the financial statements. We have provided our comments to management. We are not aware of any other documents being disseminated by the Company that contain the audited financial statements.

DISAGREEMENTS WITH MANAGEMENT

We encountered no disagreements with management over the application of significant accounting principles, the basis for management’s judgments on any significant mailers, the scope of the audit or significant disclosures to be included in the financial statements.

CONSULTATIONS WITH OTHER ACCOUNTANTS

We are not aware of any consultations management had with other accountants about accounting or auditing mailers.

MAJOR ISSUES DISCUSSED WITH MANAGEMENT PRIOR TO RETENTION

No major issues were discussed with management prior to our retention to perform the aforementioned audit.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We did not encounter any difficulties in dealing with management relating to the performance of the audit.

FEES

During the period covering the fiscal years ended December 31, 2004 and 2003. Tanner L.C performed the following professional services:

	2004	2003
Audit Fees	$101,000	$16,000
Tax Fees	$600	$500

Audit fees include the year-end audit and review of the form 10KSB, quarterly reviews and reviews of the forms 10QSB and the acquisition audit of the technology division of Vista Medical Systems, Inc. and the review of the related Form 8-K filing. Tax fees are for services related to the preparation of federal and state income tax filings for the Company.

MATERIAL WRITTEN COMMUNICATIONS BETWEEN MANAGEMENT AND OUR FIRM

Pursuant to SEC rules, copies of all material written communications between our firm and the management of the Company must be provided to the Audit Committee prior to the filing of the auditor’s report with the Securities and Exchange Commission. Copies of such communications are attached to this letter.

CLOSING

We will be pleased to respond to any questions you have about the foregoing. This report is intended solely for the information and use of the Audit Committee of the, Board of Directors and management, and is not intended to be and should not be used by anyone other than the specified parties.

Tanner LC

By: /s/ Mark Erickson/Partner

Summary of Uncorrected Misstatements

The following is a summary of the uncorrected misstatements identified during the audit that were determined by management to be immaterial individually and in the aggregate.

Account	Description	Debit	Credit	Assets	Liabilities	Equity	Revenue	Expense
Proposed JE # 1
To record additional amount due to Cohne Rappaport and Segal at 12/31/04
Professional Fees - Legal		3,647.00				(3,647)		3,647
Accounts Payable Trade			3,647.00		3,647
Total		3,647.00	3,647.00
Proposed JE # 2
To record issuance of stock due to directors for 10/25/04 board meeting.
Public Company Expense		2,500.00				(2,500)		2,500
Accrued Misc Liabilities			2,500.00		2,500
Total		2,500.00	2,500.00
Proposed JE # 3
To reverse accrued bonuses. bonuses are contingent upon Company raising $4 million in funding - because the receipt of $4 million is not considered probable at this time, should not be accrued
Accrued Wages/Salaries		60,000.00			(60,000)
Salaries - Regular			60,000.00			60,000		(60,000)
Total		60,000.00	60,000.00
Proposed JE # 4
To reverse accrual for audit fees - audit services will be provided in 2005.
Accrued Misc Liabilities		10,800.00			(10,800)
Professional Fees - Audit			10,800.00			10,800		(10,800)
Total		10,800.00	10,800.00
Proposed JE # 5
To record understatement of inventory per testing
Finished Goods		11,533.00		11,533
Job Cost Production Variance			11,533.00			11,533		(11,533)
Total		11,533.00	11,533.00

Total affect of passed adjustments				11,533	(64,653)	76,186	-	(76,186)
			Net loss prior to passed adjusting journal entries					(1,984,728)
			Net loss including passed adjusting journal entries					(1,908,542)
			Loss per share before passed adjusting journal entries					(0.22)
			Loss per share after passed adjusting journal entries					(0.21)

TANNER LC
THE CRITICAL KNOWLEDGE SOURCE

BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

November 14, 2005

To the Audit Committee of the Board of Directors and Management
of Viking Systems, Inc.

In connection with our review of the financial statements of Viking Systems, Inc., (the Company) for the nine months ended September 30, 2005, we noted the following matter that we consider a reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal controls that, in our judgment, could adversely affect the Company’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The Public Company Accounting Oversight Board has defined a material weakness as a “significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The item is as follows:

Material Weaknesses

Observation

In connection with the convertible notes issued during the quarter ended March 31, 2005, we noted that the Company had incorrectly recorded the beneficial conversion feature according to EITF 98-5 which has been modified by EITF 00-27. EITF 98-5 required immediate recognition of interest expense for the beneficial conversion feature if the notes were immediately convertible, whereas EITF 00-27 requires the interest expense from the beneficial conversion feature to be recognized over the life of the note. The Company has adjusted its financial statements for this en-or and filed amended Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005.

Recommendation

We recommend that the Company undertake measures to ensure accounting transactions are accounted for in accordance with current accounting pronouncements and guidance. We suggest that the Company consider a subscription to an accounting research source that provides the Company with regular updates of all changes and recent guidance from authoritative accounting bodies.

We have already discussed these comments with the Audit Committee and the Management of the Company, and we will be pleased to discuss them hi further detail.

Sincerely,

Tanner LC

By: /s/ Mark Erickson/Partner